Exhibit 1.1

September 6, 2006

Mr. John E. Ritacco

President & CEO

Community Mutual Savings Bank

123 Main Street

White Plains, NY 10606

REVISED

CONFIDENTIAL

Re:	Proposed Mutual-to-Stock Full Conversion – Advisory,

Administrative and Marketing Services

Dear Mr. Ritacco:

Ryan Beck & Co., Inc. (“RBCO”) is pleased to submit this engagement letter setting forth the terms of the proposed engagement between RBCO and Community Mutual Savings Bank (the “Bank”) in connection with the potential mutual-to-stock full conversion of the Bank and the concurrent sale of common stock of a holding Institution to be formed in connection with the conversion.

1. BACKGROUND ON RYAN BECK

Ryan Beck & Co., Inc. was organized in 1946 and is one of the nation’s leading investment bankers for financial institutions. The firm is a registered broker-dealer with the Securities and Exchange Commission, a member of the National Association of Securities Dealers, Inc., Securities Industry Association and a member of the Securities Investor Protection Corporation. RBCO’s Financial Institutions Group is one of the nation’s largest such groups devoted solely to investment banking services for financial institutions.

2. FULL CONVERSION AND STOCK OFFERING

The Bank is considering converting from the mutual to the stock form of organization (the “Conversion”) by forming a stock holding Institution (the Bank and the holding Institution are referred to herein as the “Institution”.) The common stock (the “Common Stock”) would be offered in a subscription offering with any remaining shares expected to be sold in a community offering and, if necessary, a syndicated community offering (collectively the “Offering”). In connection therewith if necessary, a syndicated community offering (collectively the “Offering”).

Mr. John E. Rittaco
Community Mutual Savings Bank

In connection therewith, the Institution’s Board of Directors would adopt a reorganization and stock financial advisor to the Institution with respect to the reorganization and Offering and as selling agent with respect to the Offering. Specific terms of services shall be set forth in an agency agreement (the “Definitive Agreement”) between RBCO and the Institution to be executed on the date the offering document is declared effective by the regulatory authorities. The Definitive Agreement will include customary representations and warranties, covenants, conditions, termination provisions and indemnification, contribution and limitation of Liability provisions, all to be mutually agreed upon by RBCO and the Institution (and its successors).

3. SERVICES TO BE PROVIDED BY RYAN BECK

FBCO provides and helps coordinate advisory, administrative and marketing services in connection with thrift reorganizations and related stock offerings. Our existing team has worked together on numerous such transactions.

a. Advisor Services - As your investment banker, RBCO will work with you and your counsel to evaluate financial, marketing and regulatory issues. Our working knowledge of the law and “lore” of bank regulators, securities regulators and NASD is essential. Our legal, accounting and regulatory background is equally important.

Our specific advisory responsibilities include:

•	Advise with respect to business planning issues in preparation for a public offering;

•	Advise with respect to the choice of charter and form of organization;

•	Review and advise with respect to the stock issuance plan (e.g. sizes of benefit plan purchases; max purchase limits for investors);

•	Advise with respect to which trading venue the shares should trade on;

•	Review and provide input with respect to the business plan to be prepared in connection with the Offering;

•	Discuss the appraisal process and analyze the appraisal with the Board of Directors;

•	Participate in drafting the offering document and any proxy materials, and assist in obtaining all requisite regulatory approvals;

•	Develop a marketing plan for the subscription and community offerings, considering various sales method options, including direct mail, advertising, community meetings and telephone solicitation;

•	Develop a proxy solicitation plan, to include telephone calls and mailings;

•	RBCO does not offer data processing agent, printing and transfer agent functions. Costs of such services will be borne by the Institution and are subject to agreements signed by the Institution and each service provider. RBCO will work with the Institution to provide specifications and assistance in selecting these and any other professionals that will perform administrative functions in connection with the offering and the proxy solicitation process;

•	Develop a layout for the Stock Information Center (the “Center’) where stock order and proxy card processing occur;

•	Provide a list of equipment, staff and supplies needed for the Center; and

Mr. John E. Rittaco
Community Mutual Savings Bank

•	Draft marketing materials including letters, order form, advertisement, brochure. If a community meeting or road show is anticipated, we will help draft the presentation— saving you time and legal expense; and

•	Consulting with management, determine whether and when to conduct a syndicated community offering through assembling a group of selected broker/dealer (including RBCO) to sell stock remaining after the community offering, on a best-effort basis.

b. Administrative Services and Stock Information Center Management - RBCO manage all aspects of a thrift reorganization’s stock offering and proxy solicitation. Successful stock sale and vote results require thorough planning and an enormous amount of attention to detail. Our efforts are meant to avoid mistakes, costly surprises and lost opportunities. We identify key logistics, define responsibilities and create timetables to help avoid confusion among the many members of the working group. An offering also requires accurate and timely record keeping and reporting. Furthermore, customers must be handled professionally and their questions must be answered accurately.

The Stock Information Center is the “command center” during a stock offering. RBCO staffs experience in managing many thrift minority stock offerings and full conversion offerings will help them minimize the burden on your management and staff. They will train and supervise the staff that you assign to the Center to help record stock orders, answer customer inquities and participate in other activities of the Center.

Our administrative services include the following:

•	Provide experienced on-site RBCO registered representatives to manage and supervise the Center. All substantive stock offering and proxy vote matters and customer inquiries will be handled by RBCO;

•	Prepare procedures for processing proxies, stock orders and cash, and for handling requests for material;

•	Provide scripts and training for the telephone team who will solicit proxies and, if needed, help conduct a stock sales telemarketing effort;

•	Educate the Institution’s directors, officers and employees about the reorganization and Offering, their roles and relevant securities laws;

•	Train branch managers and customer-contact employees on the proper response to stock purchase and proxy vote inquiries;

•	Coordinate functions with and between the data processing agent, printer, transfer agent, stock certificate printer and other professionals;

•	Design and implement procedures for handling IRA and Keogh orders;

•	Supervise Center staff in proxy card and order processing and in proxy solicitation calling efforts;

•	Prepare daily vote and sales reports for management, ensuring funds received balance to the reports;

•	Monitor the proxy vote response and, make any needed revisions to the calling/reminder mailing plan;

•	Manage the pro-ration process in the event of subscription and community offering oversubscription;

•	Coordinate with Nasdaq and DTC to ensure a smooth closing and stock trading; and

Mr. John E. Rittaco
Community Mutual Savings Bank

•	Provide post-offering subscriber assistance.

c. Securities Marketing Services - RBCO uses various sales techniques including direct mail, advertising, community investor meetings, telephone solicitation, and if necessary, assembling a selling group of broker-dealers for a syndicated community offering. The sales approach for your stock offering will be tailored to fit your specific situation, in order to best mange the offering and attract a stockholder base comprised largely of community-oriented individuals loyal to the Institution.

Our specific marketing services include:

•	If applicable, assist management in developing a list of potential investors who are viewed as priority prospects;

•	The RBCO registered representatives at the Center will solicit orders from the eligible prospects described above;

•	Respond to questions related to information in the offering document and in any proxy materials, and answer investment-related questions;

•	If the sales plan calls for community meetings, participate in them. Community meetings can relieve customer anxiety and generate local publicity for the Offering;

•	Continually advise management on sales progress, market conditions and customer/community responsiveness to the Offering;

•	In case of a best-efforts syndicated community offering, manage the selling group, prepare broker “fact sheets” and arrange “road shows” for the purpose of stimulating interest in the stock and informing the brokerage community of the particulars of the Offering; and

•	Contact other market-makers to trade the stock in the after-market.

4. COMPENSATION

For its services hereunder, the Institution will pay to RBCO a the following compensation:

a.	A reorganization and proxy vote advisory and administrative services fee of $50,000 in connection with certain services set forth in section 3.a. and 3.b. hereof. In view of the long preparation phase prior to commencement of the Offering, this fee shall be payable as follows: $25,000 upon executing this letter; $15,000 upon the initial filing of the offering document and $10,000 upon closing of the reorganization and Offering.

b.	A sales fee of 1 percent (1.00%) of the dollar amount of the Common Stock sold in the Offering, other than those shares sold pursuant to subparagraph c. below. No fee shall be payable pursuant to this subsection in connection with the sale of stock to officers, directors, employees or immediate family of such persons (“Insiders”) and qualified and non-qualified employee benefit plans of the Institution or the Insiders.

c.	For stock sold by a group of selected dealers (including RBCO) pursuant to a syndicated community offering solely managed by RBCO (the “Selling Group”), a fee equal to 1 percent (1.00%) of the aggregate dollar amount of Common Stock sold in the syndicated community offering, which fee paid to RBCO, along with the fee payable directly by the Institution to the other selected dealers shall not exceed six percent (6.00%) of the aggregate dollar amount of Common Stock so sold. In consultation with RBCO, the Institution will determine which NASD member firms will participate in the Selling Group and the extent of their participation. RBCO will not commence sales of the Common Stock through the Selling Group without the specific prior approval of the Institution.

Mr. John E. Rittaco
Community Mutual Savings Bank

d.	If, pursuant to a resolicitation of subscribers undertaken by the Institution, RBCO is required to provide significant additional services, the parties shall mutually agree to the dollar amount of any additional compensation due.

The above compensation, less the amount of advance payments described in subparagaph a., is to be paid to RBCO at the closing of the Offering.

If, after adoption of the Plan, (i) the Plan is abandoned or terminated by the Institution; (ii) the Offering is not consummated by September 30, 2007; (iii) RBCO terminates this relationship because there has been a material adverse change in the financial condition or operations of the Institution since September 30,2006; or (iv) immediately prior to commencement of the Offering, RBCO terminates this relationship because in its opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors, there has been a failure to satisfactorily disclose all relevant information in the offering document or other disclosure documents or market conditions exist which might render the sale of the Common Stock inadvisable; RBCO shall not be entitled to the compensation set forth above, but in addition to reimbursement of its reasonable out-of-pocket expenses as set forth in paragraph 7 below, shall be entitled to payment of $40,000 for its reorganization and proxy vote advisory services.

5. MARKET MAKING

RBCO agrees to use its best efforts to maintain a market and to solicit other broker-dealers to make a market in the Common Stock at the conclusion of the Offering.

6. DOCUMENTS

The Institution and its counsel will complete, file with the appropriate regulatory authorities and, as appropriate, amend from time to time, the information to be contained in the Institution’s applications to banking and securities regulators and any related exhibits thereto. In this regard, the Institution and its counsel will prepare an offering document and any other necessary disclosure documents relating to the offering of the Common Stock in conformance with applicable rules and regulations. As the Institution’s financial advisor, RBCO will, in conjunction with counsel, conduct an examination of the relevant documents and records of the Institution and will make such other reasonable investigations as deemed necessary and appropriate under the circumstances. The Institution agrees to make all documents, records and other information deemed necessary by RBCO, or its counsel, available to them upon reasonable notice. RBCO’s counsel will prepare, subject to the approval of Institution’s counsel, the Definitive Agreement. RBCO’s counsel shall be selected by RBCO, subject to the approval of the Institution.

7. EXPENSES AND REIMBURSEMENT

The Institution will bear all of its expenses in connection with the reorganization and the Offering of Common Stock including, but not limited to: appraisal and business plan preparation; the Institution’s attorney fees; NASD filing fees; “blue sky” legal fees and state filing fees; services of

Mr. John E. Rittaco
Community Mutual Savings Bank

the data processing agent, transfer agent, financial and stock certificate printers, auditors and accountants; advertising; postage; “road show” and other syndicated community offering costs; and all costs of operating the Stock Information Center, including hiring temporary personnel, if necessary. In the event RBCO incurs such expenses on behalf of the Institution, the Institution shall reimburse RBCO for such reasonable fees and expenses regardless of whether the Reorganization is successfully completed. RBCO will not incur any single expense of more than $1,000, pursuant to this paragraph without the prior approval of the Institution.

The Institution also agrees to reimburse RBCO for its reasonable out-of-pocket expenses, including legal fees and expenses, incurred by RBCO in connection with the services contemplated hereunder. In the subscription and community offering, RBCO will not incur legal fees (excluding the out-of pocket expenses of counsel) in excess of $75,000 without the approval of the Institution. The Bank agrees to promptly pay the firm of Malizia, Spidi and Fisch the sum of $37,589.94, which is for legal and out-of-pocket expenses above and beyond the preceding cap. RBCO will not incur reimbursable direct out-of-pocket expenses in excess of $15,000 without the consent of the Institution. The parties acknowledge, however, that such cap may be increased by the mutual consent of the Institution and RBCO, including in the event of a material delay in the Offering which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering document. In addition, in the event of a syndicated community offering, the Institution will reimburse all reasonable out-of-pocket expenses incurred in connection with that offering phase. Not later than two days before closing, RBCO will provide the Institution with a detailed accounting of all reimbursable expenses of RBCO and its counsel to be paid at closing.

8. BLUE SKY

To the extent requited by applicable state law, RBCO and the Institution must obtain or confirm exemptions, qualifications or registration of the Common Stock under applicable state securities laws and NASD policies. The cost of such legal work and related state filing fees will be paid by the Institution to the law firm furnishing such legal work. The Institution will instruct the counsel performing such services to prepare a Blue Sky memorandum related to the Offering including RBCO’s participation therein and shall furnish RBCO a copy thereof, regarding which such counsel shall state RBCO may rely.

9. AVAILABILITY OF “STARS” PROGRAM

As an additional service to the Institution, RBCO will make available for a period of 1 year following the completion of the Offering, advisory services through the RBCO Strategic Advisory Services (“STARS”) program. The undersigned will serve as the senior relationship manager for this program. If the Institution elects to avail itself of the STARS program, RBCO will meet with the Institution at its request. RBCO also will provide opinions and recommendations, upon request, for the areas covered below:

Valuation Analysis

Merger and Acquisition Planning and Analysis

Merger and Acquisition Trends

Planning, Forecasting & Competitive Strategy

Mr. John E. Rittaco
Community Mutual Savings Bank

Capital, Asset & Liability Structure & Management

Stock Repurchase Programs

Dividend Policy

Dividend Reinvestment Programs

Market Development and Sponsorship of Bank Securities

Financial Disclosure

Financial Relations

Financial Reports

Branch Sales and Purchases

Stock Benefit Plan Analysis and Advisory

Stockholder & Investor Relations Presentations & Programs

Fairness Opinions

Scanning of Potential Acquisition Candidates

Based on Published Statement Information

(This screening does not extend to any in-depth merger and acquisition analyses or studies which are available under RBCO’s normal fee schedule, and does not include retention of RBCO by the Institution for any specific merger/acquisition situation.)

If the Institution elects to utilize the STARS program RBCO will waive the regular retainer fee and hourly charges for this program for the first year. The Institution also will reimburse RBCO’s reasonable out-of-pocket expenses incurred in conjunction with the performance of these services. Such out-of-pocket expenses shall include travel, legal and other miscellaneous expenses. RBCO will not incur any single expense in excess of $1,000 pursuant to this paragraph without the prior approval of the Institution.

10. INDEMNIFICATION

The Definitive Agreement d provide for indemnification of the type usually found in underwriting agreements as to certain liabilities, including liabilities under the Securities Act of 1933. The Institution also agrees to defend, indemnify and hold harmless RBCO and its officers, directors, employees and agents against all claims, losses, actions, judgments, damages or expenses, including but not limited to reasonable attorneys’ fees, arising solely out of the engagement described herein, except that such indication shall not apply to RBCO’s own bad faith, willful misconduct or gross negligence.

11. CONFIDENTIALITY

To the extent consistent with legal requirements and except as otherwise set forth in the offering document, all information given to RBCO by the Institution, unless publicly available or otherwise available to RBCO without restriction to breach of any confidentiality agreement (“Confidential Information”), will be held by RBCO in confidence and will not be disclosed to anyone other than RBCO’s agents without the Institution’s prior approval or used for any purpose other than those referred to in this engagement letter. Upon the termination of its engagement, RBCO, at the request of the Institution, will promptly deliver to the Institution all materials specifically produced for it and will return to the Institution all Confidential Information provided to RBCO during the course of its engagement.

Mr. John E. Rittaco
Community Mutual Savings Bank

12. NASD MATTERS

RBCO has an obligation to file certain documents and to make certain representations to the National Association of Security Dealers (“NASD”) in connection with the Offering. The Institution agrees to cooperate with RBCO and provide such information as may be necessary for RBCO to comply with all NASD requirements applicable to its participation in the Offering. RBCO is and will remain through completion of the Offering a member in a good standing of the NASD and will comply with all applicable NASD requirements.

13. OBLIGATIONS

Except as set forth below, this engagement letter is merely a statement of intent. While RBCO and the Institution agree in principle to the contents hereof and propose to proceed promptly and in good faith to work out the arrangements with respect to the Offering, any legal obligations between RBCO and the Institution shall be only: (i) those set forth herein in paragraphs 2, 3 and 4 regarding services and payments; (ii) those set forth in paragraph 7 regarding reimbursement for certain expenses; (iii) those set forth in paragraph 10 regarding indemnification; (iv) those set forth in paragraph 11 regarding confidentiality; and (v) as set forth in a duly negotiated and executed Definitive Agreement.

The obligation of RBCO to enter into the Definitive Agreement shall be subject to there being, in RBCO’s opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors: (i) no material adverse change in the condition or operation of the Institution; (ii) satisfactory disclosure of all relevant information in the disclosure documents and a determination that the sale of stock is reasonable given such disclosures; (iii) no market conditions which might render the sale of the shares by the Institution hereby contemplated inadvisable; and (iv) agreement that the price established by the independent appraiser is reasonable in the then-prevailing market conditions.

14. INDEPENDENT CONTRACTORS; NO FIDUCIARY DUTY

The Institution acknowledges and agrees that it is a sophisticated business enterprise and that RBCO has been retained pursuant to this engagement letter to act as financial advisor to the Institution solely with respect to the matters set forth herein. In such capacity, RBCO shall act as an independent contractor, and any duties of RBCO arising out of this engagement pursuant to this letter shall be contractual in nature and shall be owed solely to the Institution. Each party disclaims any intention to impose any fiduciary duty on the other.

15. GOVERNING LAW

This engagement letter shall be governed by and construed in accordance with the laws of the State of New Jersey applicable to contracts executed and to be wholly performed therein without giving effects to its conflicts of laws principles or rules. Any dispute here under shall be brought in a court in the State of New Jersey.

Mr. John E. Rittaco
Community Mutual Savings Bank

16. WAIVER OF TRIAL BY JURY

BOTH RBCO AND THE INSTITUTION WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THIS AGREEMENT.

Mr. John E. Rittaco
Community Mutual Savings Bank

Please acknowledge you agreement to the foregoing by signing in the place provided below and returning one copy of this letter to our office together with the retainer payment in the amount of $25,000. We look forward to working with you.

RYAN BECK & CO., INC.

BY:	/s/ Mark B. Cohen
Mark B. Cohen
Managing Director

COMMUNITY MUTUAL SAVINGS BANK

BY:	/s/ John E. Rittaco
John E. Rittaco
President & CEO

Cc:	Thomas Ferrara
Chairman of the Board
Community Mutual Savings Bank

V. Gerard Comizio
Thacher Proffitt & Wood